January 24, 2011

Pamela Long
Assistant Director
Chambre Malone
Staff Attorney
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tiger Oil and Energy, Inc.
Registration Statement on Form S-1
Filed December 16, 2010
File No. 33-171200

Dear Ms Malone;

    Please find below our comment responses to your comment letter of January 11, 2011.

General

1.            Please be advised that we will not consider a request for acceleration of effectiveness until all comments are resolved, including comments issued on prior filings.   In this regard, we note that you have not yet responded to our comment letter dated October 25, 2010 related to your Current Report on Form 8-K.  Please note that we may have further comments on your registration statement after reviewing your response to those comments.

An amended 8K has been filed pursuant to the comments received.

Cover Page of Prospectus

2.            You state that the prospectus “will also allow selling shareholders to sell…”  Please revise your description of the offering to clarify that only the selling shareholders are offing shares of common stock.

“Also” removed.

3.            Please reconcile the table on the cover page (and on page 3), which states that selling shareholders will sell at 0.03 per share, with the third sentence on this page, which states that they will sell at prevailing market prices.

Revised to state prevailing market prices.

Corporate Overview, page 14

4.            Please revise your disclosure to clearly explain your relationships to Tiger Oil & Gas, LLC and BHWX Tiger, LLC.   For example, please clarify whether these companies are subsidiaries of your company.

The “Company,” and “TGRO” refer to Tiger Oil and Energy, Inc., a Nevada corporation (formerly UTEC, Inc.) and Jett Rink Oil LLC, which became a wholly owned subsidiary October 29, 2010 after the closing of the voluntary share exchange transaction.  Jett Rink had interests in two oil and gas wells (Shilo Projects) for approximately 50 acres located in Creek County, State of Oklahoma, together with any personal property and lease equipment located thereon.  These became the property of TGRO upon closing of the share exchange agreement.

Black Hawk Exploration (BHWX), an independent oil and gas exploration company, is a joint venture partner with TGRO in future oil and gas development in Cowley County, Kansas on 2500 acres leased to BHWX. Tiger Oil and Gas LLC is an independent oil and gas operator and land acquisition company that has a common director with TGRO, Bill Herndon, who will act as operator of wells developed on the 2500 acre oil and gas leases owned by BHWX.

Shilo Projects, page 15

5.            We note your summary of a valuation report you obtained from Richard F. Mooney.  Please file as an exhibit Mr. Mooney’s consent to be named in the registration statement.  The exhibit should also include Mr. Mooney’s express consent to the inclusion of the summary you have provided in this section.   Please refer to Rule 436 of Regulation C.

Consent Attached.

Selling Stockholders, page 33

6.            We note that the table lists 49 selling shareholders.  The prospectus cover page states that 51 selling shareholders are offering shares of common stock.  Please add the names of the additional selling shareholders or revise the prospectus cover page accordingly.

Has been changed to correctly list 49 selling shareholders.

7.            With respect to each entity listed in the table, please revise to provide the names of the natural persons who exercise dispositive powers over the shares held.

Revised to provide the names of natural persons with dispositive powers.

8.            Please revise this section to state any material relationships you have had with any of the shelling shareholders within the past three years.  Please refer to Item 507 of Regulation S-K.

Added to describe relationship with F. Villamaena.

9.            Please revise to disclose how the selling shareholders acquired their shares, including the transaction dates.    We may have further comments upon reviewing your response.

Disclosure added.

Plan of Distribution, page 34

By Selling Stockholders, page 34

10.           Please revise your disclosure in this section to accurately reflect the operation of Rule 144 as it applies to your company in light of its prior shell company status.   Please refer to Rule 144(i)(2) of the Securities Act, SEC Release 33-8869 available at:  http://www.sec.gove/rules/final/2007/33-8869.pdf and Securities Act Rules Compliance and Disclosure Interpretations Question 137.01 at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm for guidance.

Additional 144 disclosure added.

11.           Please revise the last sentence of the second paragraph on page 35 to refer to all of the selling stockholders (if true).

Revised to refer to all selling shareholders.

12.           We note your disclosure that “upon the company being notified in writing by a selling stockholder that a done or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities laws.”   Please note that to the extent that any successor to the named selling stockholder with to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders.  Please revise your disclosure to state that a prospect supplement will be filed in these circumstances.

Revised to disclose that a prospectus supplement will be filed in the event that any successor to the named selling stockholder wishes to sell under this prospectus.

Item 16.   Exhibits, page II-2

13.           You indicate that you have previously filed several exhibits.  For each applicable exhibit, please revise the list to identify the date and name of the prior filing.

Date and prior filing added.

Item 17.   Undertakings, page II-2

14.           In paragraph four, please revise to state smaller reporting company rather than small business issuer.

Revised to state smaller reporting company.

Exhibit 5.1

15.           We note that counsel provides an opinion with respect to 27,939,699 shares of common stock.  The registration statement states that the selling shareholders are offering 28,539,699 shares of common stock.    Please revise either the legality opinion or the registration statement to reflect the correct number of shares.

Revised to correctly state 28,539,699.

16.           Please revise to state that the shares being resold are fully paid and non-assessable.  We note the statement that they are “validly issued and fully paid…”

Revised to state that the shares being resold are fully paid and non-assessable.

Very truly yours,

/s/ Ken Liebscher
Ken Liebscher, President
Tiger Oil and Energy, Inc.